Exhibit 99.1

FangDD Reports Second Quarter 2021 Unaudited Financial Results

Shenzhen, China, August 13, 2021 (GlobeNewswire) - Fangdd Network Group Ltd. (NASDAQ: DUO) (“FangDD” or “the Company”), a leading property technology company in China, today announced its unaudited financial results for the second quarter ended June 30, 2021.

Second Quarter 2021 Financial Highlights

•	Revenue in the second quarter of 2021 increased by 37.9% to RMB401.4 million (US$62.2 million) from RMB291.0 million in the first quarter of 2021.

•	Net loss was RMB139.0 million (US$21.5 million) in the second quarter of 2021, which included provision of allowance for doubtful accounts on accounts receivable from certain real estate developers of RMB79.1 million (US$12.2 million) in response to their tighter financial conditions, compared to a net loss of RMB104.8 million in the first quarter of 2021, which included provision of allowance for doubtful accounts of RMB20.0 million. If taking the provision of allowance for doubtful accounts effect out of consideration, the net loss would be narrowed to RMB59.9 million (US$9.3 million) in the second quarter of 2021, compared to RMB84.8 million in the first quarter of 2021.

•	Non-GAAP net loss[1] was RMB127.9 million (US$19.8 million) compared to non-GAAP net loss of RMB93.0 million in the first quarter of 2021. If taking the provision of allowance for doubtful accounts effect out of consideration, the non-GAAP net loss would be narrowed to RMB48.8 million (US$7.6 million) in the second quarter of 2021, compared to RMB72.9 million in the first quarter of 2021.

Second Quarter 2021 Operating Highlights

•	The number of active agents[2] in the Company’s marketplace was 249.9 thousand, representing an increase of 13.0% from 221.1 thousand in the first quarter of 2021.

•	The number of closed-loop agents[3] was 19.0 thousand, representing an increase of 3.3% from 18.4 thousand in the first quarter of 2021.

•	Total closed-loop GMV[4] facilitated on the Company’s platform decreased by 1.0% to RMB29.6 billion (US$4.6 billion) from RMB29.9 billion in the first quarter of 2021. New property and resale property contributed RMB18.9 billion (US$2.9 billion) and RMB10.6 billion (US$1.6 billion), respectively, to the total closed-loop GMV in the second quarter of 2021. The decline in GMV was mainly due to change of fee structures of resale property.

1 Non-GAAP net loss is defined as net loss excluding share-based compensation expenses. For more information on these non-GAAP financial measures, please see the section captioned “Non-GAAP Financial Measures” and the tables captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this release.

2 “Active agents” refer to real estate agents who have visited the Company’s marketplace and used one or more of its functions within a period of time.

3 Closed-loop transactions refer to property transactions in which the major steps are completed or managed by real estate agents in the Company’s marketplace.

4 “Closed-loop GMV” refers to the GMV of closed-loop transactions facilitated in the Company’s marketplace during the specified period. Closed-loop transactions refer to property transactions in which the major steps are completed or managed by real estate agents in the Company’s marketplace.

Mr. Yi Duan, Chairman and Co-Chief Executive Officer of FangDD, commented, “China’s new construction property market saw a continued growth in the first half of 2021, reaching RMB9.3 trillion in sales. However, the government continued to intensify regulations aimed at limiting market speculation during the second quarter, leading to cash flow difficulties for certain real estate companies. Transaction volumes for resale properties in cities such as Shanghai and Shenzhen declined, leaving increased uncertainties in the industry. Given this environment, the only way for real estate developers to thrive is by reducing costs and improving efficiency through digitalization. This gives rise to tremendous growth potential for real estate transaction service platforms, as the era of reckless competition gradually comes to an end and asset-light companies focusing on efficiency begin to thrive in the next phase of development.”

Mr. Xi Zeng, Co-Chief Executive Officer of FangDD, stated, “During the quarter, we remained committed to our growth strategy focusing on the development of our platform and three core businesses. For new construction property sales, we continued to improve the quality of property listings on our platform, leverage our real estate transaction solutions, and expand our gross margins. For our Property Cloud SaaS solutions, we continued to refine our product features and optimize our user experience. In terms of our collaborations with key developers, we focused on one benchmark project in each major city, further enhancing their efficiency through digital marketing channels. For our resale property business, we remained committed to enhancing efficiency and improving the operations of our management system while leveraging our innovative business models to overcome uncertainties in the macro environment.”

Ms. Jiaorong Pan, Chief Financial Officer of FangDD, added, “In response to the uncertainties surrounding cash collection from certain developers, we further strengthened our accounts receivable management and utilized our resources in multi-channel funding solutions to support our business development and maintain healthy cash flows.”

Second Quarter 2021 Financial Results

REVENUE

Revenue in the second quarter of 2021 increased by 37.9% to RMB401.4 million (US$62.2 million) from RMB291.0 million in the first quarter of 2021. In the second quarter of 2021, the Company continued to optimize its revenue mix and prioritized the generation of revenues from value-added services and new business initiatives, such as its SaaS solutions for various platform participants.

• Revenue from new property transaction services increased by 32.1% to RMB358.8 million (US$55.6 million) in the second quarter of 2021 from RMB271.6 million in the first quarter of 2021, primarily attributable to an increase of 15.7% in the GMV of new property transactions to RMB18.9 billion (US$2.9 billion) in the second quarter of 2021 from RMB16.4 billion in the first quarter of 2021.

• Revenue from resale property transaction services increased by 114.4% to RMB40.3 million (US$6.2 million) in the second quarter of 2021 from RMB18.8 million in the first quarter of 2021, primarily attributable to the provision of more comprehensive platform services under our franchise business model Yuancui and the offering of home renovation services under our Tinghaozhu business, despite a 21.7% decrease in GMV of resale property transactions to RMB10.6 billion (US$1.6 billion) in the second quarter of 2021 from RMB13.6 billion in the first quarter of 2021. The decline in GMV was mainly due to change of fee structures of resale property.

• Revenue from SaaS solutions increased by 268.4% to RMB2.3 million (US$0.4 million) in the second quarter of 2021 from RMB0.6 million in the first quarter of 2021. The increase was primarily attributable to an increase in the number of projects.

COST OF REVENUE

Cost of revenue in the second quarter of 2021 increased by 31.5% to RMB338.9 million (US$52.5 million) from RMB257.7 million in the first quarter of 2021. This increase was due to i) higher commission fees payable to agents for the services they rendered, which resulted from the increased commissions from transactions; and ii) increased costs related to the various value-added services and SaaS solutions that the Company offered to marketplace participants in the second quarter of 2021 to diversify its future revenue stream.

GROSS PROFIT

Gross profit in the second quarter of 2021 increased by 87.5% to RMB62.5 million (US$9.7 million) from RMB33.3 million in the first quarter of 2021. Gross margin in the second quarter of 2021 increased to 15.6% from 11.4% in the first quarter of 2021.

OPERATING EXPENSES

Operating expenses in the second quarter of 2021, which included RMB11.1 million (US$1.7 million) in share-based compensation expenses, increased by 46.2% to RMB205.1 million (US$31.8 million) from RMB140.3 million in the first quarter of 2021, which included RMB11.9 million in share-based compensation expenses.

•	Sales and marketing expenses in the second quarter of 2021 decreased to RMB13.1 million (US$2.0 million) from RMB37.9 million in the first quarter of 2021. The decrease was primarily due to optimization the composition of its staff members of sales department by reducing the spending on marketing activities related to new property transaction services in order to be more focused on its new SaaS solutions and other value-added services offered to various platform participants in the second quarter of 2021.

•	Product development expenses in the second quarter of 2021 were RMB64.5 million (US$10.0 million) compared to RMB37.3 million in the first quarter of 2021. This increase was attributable to the increases in personnel-related expenses following the Company’s decision to be more focused on the research and development of its value-added services and SaaS solutions.

•	General and administrative expenses in the second quarter of 2021 were RMB127.5 million (US$19.7 million) compared to RMB65.2 million in the first quarter of 2021. This increase was mainly due to the increase in provision of allowance for doubtful accounts on accounts receivable due from certain real estate developers to RMB79.1 million (US$12.2 million) in the second quarter of 2021 from RMB20.0 million in the first quarter of 2021, in response to their tighter financial conditions.

NET LOSS

Net loss was RMB139.0 million (US$21.5 million) in the second quarter of 2021, compared to net loss of RMB104.8 million in the first quarter of 2021. If taking the provision of allowance for doubtful accounts effect out of consideration, the net loss would be narrowed to RMB59.9 million (US$9.3 million) in the second quarter of 2021, compared to RMB84.8 million in the first quarter of 2021.

Non-GAAP net loss was RMB127.9 million (US$19.8 million) compared to non-GAAP net loss of RMB93.0 million in the first quarter of 2021. If taking the provision of allowance for doubtful accounts effect out of consideration, the non-GAAP net loss would be narrowed to RMB48.8 million (US$7.6 million) in the second quarter of 2021, compared to RMB72.9 million in the first quarter of 2021.

NET LOSS PER ADS

Basic and diluted net loss per American Depositary Share (“ADS”) in the second quarter of 2021 were both RMB1.64 (US$0.25). In comparison, the Company’s basic and diluted net loss attributable to ordinary shareholders per ADS in the first quarter of 2021 were both RMB1.27. Each ADS represents 25 of the Company’s Class A ordinary shares.

Liquidity

As of June 30, 2021, the Company had cash and cash equivalents, restricted cash, and short-term investments of RMB749.4 million (US$116.1 million), short-term bank borrowings of RMB290.7 million (US$45.0 million), and un-utilized bank facilities of RMB379.5 million (US$58.8 million). For the second quarter of 2021, net cash used in operating activities was RMB53.0 million (US$8.2 million).

Business Outlook

Due to the impact of Covid-19 on certain core markets and the resulted uncertainty in the company's business performance in the near term, the Company expects its revenue to be between RMB250 million and RMB300 million in the third quarter of 2021. This forecast only reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company’s management team will hold a Direct Event conference call on Friday, August 13, 2021, at 8:00 A.M. Eastern Time (or 8:00 P.M. Beijing Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title:	Fangdd Network Group Ltd. Second Quarter 2021 Earnings Conference Call
Conference ID:	#4497723
Registration Link:	http://apac.directeventreg.com/registration/event/4497723

Due to the global outbreak of the novel coronavirus, operator assisted conference calls are not available at the moment. All participants must use the link provided above to complete the online registration process before the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique access PIN, which can be used to join the conference call.

A replay of the conference call will be accessible through August 21, 2021, by dialing the following numbers:

International:	+61-2-8199-0299
United States:	+1-855-452-5696
Hong Kong, China:	+800963117
Replay Code:	#4497723

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.fangdd.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.4566 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2021. The Company makes no representation that the Renminbi or U.S. dollar amounts referred could be converted into U.S. dollar or Renminbi, as the case may be, at any particular rate or at all.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP income (loss) from operations, non-GAAP operating margin, non-GAAP net income (loss) and non-GAAP net margin by excluding share-based compensation expenses from income (loss) from operations and net income (loss). The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments. Using the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. These non-GAAP financial measures should be considered in addition to financial measures prepared under GAAP, but should not be considered a substitute for, or superior to, financial measures prepared under GAAP. The Company compensates for these limitations by reconciling these non-GAAP financial measures to the most directly comparable U.S. GAAP measures, which should be considered when evaluating the Company’s performance. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

About FangDD

Fangdd Network Group Ltd. (NASDAQ: DUO) (“FangDD” or the “Company”) is a leading property technology company in China，operating one of the largest online real estate marketplaces in the country. Through innovative use of mobile internet, cloud and big data, FangDD has fundamentally revolutionized the way real estate agents conduct business through a suite of modular products and services powered by SaaS tools, productions and technology. Of the approximately 2.0 million real estate agents in China, more than 1.6 million were on its platform as of December 31, 2020. For more information, please visit http://ir.fangdd.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about FangDD’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as FangDD’s strategic and operational plans, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following. The general economic and business conditions in China may deteriorate. The growth of Internet and mobile user population in China might not be as strong as expected. FangDD’s plan to attract new and retain existing real estate agents, expand property listings, develop new products and increase service offerings might not be carried out as expected. FangDD might not be able to implement all of its strategic plans as expected. Competition in China may intensify further. All information provided in this press release is as of the date of this press release and are based on assumptions that the Company believes to be reasonable as of this date, and FangDD undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

FangDD

Ms. Linda Li

Director, Capital Markets Department

Phone: +86-0755-2699-8968

E-mail: ir@fangdd.com

ICR, LLC.

Robin Yang

Phone: +1(646) 308-1649

E-mail: FangDD@icrinc.com

Fangdd Network Group Ltd.

SELECTED UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS DATA

(All amounts in thousands of Renminbi, except for share and per share data)

	As of December 31,	As of June 30,
	2020	2021
Assets
Current assets
Cash and cash equivalents	843,448	674,920
Restricted cash	92,582	63,334
Short-term investments	9,000	11,150
Accounts receivable, net	2,252,103	1,783,583
Loans to equity method investees	92,116	-
Prepayments and other current assets	185,960	357,171
Total current assets	3,475,209	2,890,158

Total assets	4,047,952	3,384,662

LIABILITIES
Current liabilities
Short-term bank borrowings	443,444	290,680
Accounts payable	1,796,304	1,516,168
Customers’ refundable fees	36,074	40,392
Accrued expenses and other payables	281,648	269,405
Income taxes payable	510	658
Total current liabilities	2,557,980	2,117,303

Total liabilities	2,581,954	2,141,974

Total Fangdd Network Group Ltd. shareholders' equity	1,443,463	1,230,108
Non-controlling interests	22,535	12,580
Total equity	1,465,998	1,242,688

Total liabilities and equity	4,047,952	3,384,662

Fangdd Network Group Ltd.

SELECTED UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) DATA

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2020	2021	2020	2021
Revenue	737,690	401,424	1,009,798	692,460
Cost of revenues	(616,737)	(338,938)	(839,452)	(596,655)
Gross profit	120,953	62,486	170,346	95,805

Operating expenses:
Sales and marketing expenses	(2,895)	(13,139)	(4,282)	(50,995)
Product development expenses	(70,495)	(64,479)	(165,474)	(101,743)
General and administrative expenses	(80,517)	(127,475)	(173,580)	(192,677)
Total operating expenses	(153,907)	(205,093)	(343,336)	(345,415)

Loss from operations	(32,954)	(142,607)	(172,990)	(249,610)

Net loss	(13,987)	(139,023)	(150,432)	(243,867)
Net loss attributable to minority shareholders	-	6,555	-	9,650
Net loss attributable to ordinary shareholders	(13,987)	(132,468)	(150,432)	(234,217)

Net loss	(13,987)	(139,023)	(150,432)	(243,867)
Other comprehensive (loss) income
Foreign currency translation adjustment, net of nil income taxes	(1,107)	(7,024)	9,780	(3,915)
Total comprehensive loss, net of income taxes	(15,094)	(146,047)	(140,652)	(247,782)
Total comprehensive loss attributable to minority shareholders	-	6,555	-	9,650
Total comprehensive loss attributable to ordinary shareholders	(15,094)	(139,492)	(140,652)	(238,132)

Net loss per share
- Basic	(0.01)	(0.07)	(0.08)	(0.12)
- Diluted	(0.01)	(0.07)	(0.08)	(0.12)
Net loss per ADS
- Basic	(0.18)	(1.64)	(1.89)	(2.92)
- Diluted	(0.18)	(1.64)	(1.89)	(2.92)
Weighted average number of ordinary shares used in computing net loss per share, basic and diluted
- Basic	1,996,169,104	2,015,321,966	1,990,437,318	2,005,851,928
- Diluted	1,996,169,104	2,015,321,966	1,990,437,318	2,005,851,928

Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2020	2021	2020	2021
GAAP loss from operations	(32,954)	(142,607)	(172,990)	(249,610)
Share-based compensation expenses	25,916	11,092	52,347	22,956
Non-GAAP loss from operations	(7,038)	(131,515)	(120,643)	(226,654)

GAAP net loss	(13,987)	(139,023)	(150,432)	(243,867)
Share-based compensation expenses	25,916	11,092	52,347	22,956
Non-GAAP net income/(loss)	11,929	(127,931)	(98,085)	(220,911)

GAAP operating margin	(4.5)%	(35.5)%	(17.1)%	(36.0)%
Share-based compensation expenses	3.5%	2.8%	5.2%	3.3%
Non-GAAP operating margin	(1.0)%	(32.8)%	(11.9)%	(32.7)%

GAAP net margin	(1.9)%	(34.6)%	(14.9)%	(35.2)%
Share-based compensation expenses	3.5%	2.8%	5.2%	3.3%
Non-GAAP net margin	1.6%	(31.9%)	(9.7)%	(31.9)%